UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:      Not Applicable

PART I – REGISTRANT INFORMATION

Blade Air Mobility, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

31 Hudson Yards, 11th Floor

Address of Principal Executive Office (Street and Number)

New York, NY 10001

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached extra Sheets if Needed)

Blade Air Mobility, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 (the “Quarterly Report”) by the prescribed due date for the reasons described below. As previously reported, the Company completed a business combination transaction with Experience Investment Corporation (“EIC”), a special purpose acquisition company on May 7, 2021. The Quarterly Report relates to the financial results of EIC prior to the business combination transaction. As previously disclosed, in light of the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “Staff Statement”) issued by the staff of the Securities and Exchange Commission on April 12, 2021, EIC, in consultation with its audit committee, concluded that its previously issued financial statements, including its balance sheet as of September 17, 2019 (date of IPO), its quarterly unaudited financial statements for the periods ended September 30, 2019, March 31, 2020, June 30, 2020 and September 30, 2020, and its audited financial statements for the period from May 24, 2019 (inception) through December 31, 2019 and for the year ended December 31, 2020, for the period from May 24, 2019 (inception) through December 31, 2020 should be restated because of a misapplication in the guidance around accounting for certain of our outstanding warrants to purchase common stock.

On May 7, 2021, EIC filed an amendment to its Form 10-K for the year ended December 31, 2020 to restate its financial statements for the fiscal years ended December 31, 2020 and 2019 to give effect to the change in accounting for the warrants.

The Company is working diligently to complete the Quarterly Report as soon as possible; however, given the scope of the process for restating its previously filed financial statements, the Company is unable to complete and file the Quarterly Report by the prescribed due date without unreasonable effort and expense. The Company expects to file its Quarterly Report within five calendar days of May 17, 2021.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	William A. Heyburn	(212)	967-1009
	(Name)	(Area code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a significant reduction in net income for the three months ended March 31, 2021, as compared to the three months ended March 31, 2020, as restated, primarily due to the change in the fair value of warrants (from to $5.1 million income to $0.9 million expense). The Company estimates that net loss for the three months ended March 31, 2021 was approximately $1.1 million, as compared to a net income of $5.7 million for the three months ended March 31, 2020.

    Blade Air Mobility, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2021	By:	/s/ William A. Heyburn
	Name:	William A. Heyburn
	Title:	Chief Financial Officer

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